Exhibit 99.1

Q4FY18 & FULL YEAR FY18 REPORTING

ENDAVA ANNOUNCES FOURTH QUARTER FY18 AND FULL YEAR FY18 FINANCIAL RESULTS

Q4 FY2018
42.8% Year over Year Growth in Revenue to £61.5 million
44.2% Constant Currency Revenue Growth1
IFRS Diluted EPS £0.10 representing an 11% YoY increase
Adjusted diluted EPS2 £0.15 representing a 36.4% YoY growth

FY2018
36.5% Year over Year Growth in Revenue to £217.6 million
37.2% Constant Currency Revenue Growth
IFRS Diluted EPS £0.38 representing an 11.8% YoY increase
Adjusted diluted EPS £0.53 representing a 32.5% YoY growth

London, U.K. – Endava (NYSE: DAVA), a global provider of digital transformation, agile development and intelligent automation services, today announced results for its fourth quarter ended June 30, 2018 and for its fiscal year 2018.
“We are pleased with our fourth quarter results which reflected strength with existing customers as well as new. The integration of Velocity Partners in North America is proceeding smoothly,” said John Cotterell, Endava’s CEO.
“Our strong client relationships contributed significantly to our constant currency revenue growth of 44.2% for the quarter and give us good visibility into the next quarter. We delivered that growth profitably, with PBT at £6.7m or 10.9% PBT margin and Adjusted PBT3 at £9.7m, or 15.7% Adjusted PBT margin,” said Mark Thurston Endava’s CFO.”

_________________________
1 Revenue growth rate at constant currency is calculated by translating revenue from entities reporting in foreign currencies into British Pounds using the comparable foreign currency exchange rates from the prior period.
2 Adjusted diluted EPS is our profit after taxes adjusted to exclude the impact of share-based compensation expense, amortization of acquired intangible assets, realized and unrealized foreign currency exchange gains and losses and initial public offering expenses incurred (all of which are non-cash other than realized foreign currency exchange gains and losses and initial public offering expenses) and the tax impact of these adjustments, divided by weighted average number of shares outstanding - diluted.
3 Adjusted PBT, is defined as our profit before taxes adjusted to exclude the impact of share-based compensation expense, amortization of acquired intangible assets, realized and unrealized foreign currency exchange gains and losses and initial public offering expenses incurred (all of which are non-cash other than realized foreign currency exchange gains and losses and initial public offering expenses).

Q4FY18 & FULL YEAR FY18 REPORTING

FOURTH QUARTER OF FISCAL 2018 FINANCIAL HIGHLIGHTS:

•	Revenue for the fourth quarter ended June 30, 2018 was £61.5 million, an increase of 42.8% compared to £43.0 million in the same period in the prior year.

•	Revenue growth rate at constant currency was 44.2%.

•	Profit before tax in the fourth quarter was £6.7 million compared to £5.5 million in the same period in the prior year or 10.9% of revenue compared to 12.8% in the same period in the prior year.

•
Adjusted Profit before tax in the fourth quarter was £9.7 million compared to £6.9 million in the same period in the prior year or 15.7% of revenue compared to 16.1% in the same period in the prior year.

•	IFRS Profit attributable to shareholders was £4.9 million, resulting in a Diluted EPS of £0.10.

•	Adjusted Profit attributable to shareholders was £7.6 million, resulting in an Adjusted Diluted EPS of £0.15.
FISCAL YEAR 2018 FINANCIAL HIGHLIGHTS:

•	Revenue for the fiscal year ended June 30, 2018 was £217.6 million, an increase of 36.5% compared to £159.4 million in the prior fiscal year.

•	Revenue in constant currency grew 37.2%.

•
Profit before tax for the fiscal year ended June 30, 2018 was £24.7 million compared to £21.7 million in the same period in the prior fiscal year or 11.3% of revenue compared to 13.6% in the prior fiscal year.

•	Adjusted Profit before tax was £33.5 million compared to £25.2 million in the prior fiscal year or 15.4% of revenue compared to 15.8% in the prior fiscal year.

•	IFRS Profit attributable to shareholders was £18.9 million, resulting in a Diluted EPS of £0.38.

•	Adjusted Profit attributable to shareholders was £26.8 million, resulting in an Adjusted Diluted EPS of £0.53.
CASH FLOW:

•	Cash flow from operations was £13.6 million for the three months ended June 30, 2018 up from £11.0 million in the three months ended June 30, 2017.

Q4FY18 & FULL YEAR FY18 REPORTING

•	Free Cash Flow[4] (a non-IFRS measure) was £11.9 million for the three months ended June 30, 2018 compared to free cash flow of £10.8 million for the three months ended June 30, 2017.

•	Cash flow from operations was £34 million for the fiscal year ended June 30, 2018 compared to £14.7 million in the fiscal year ended June 30, 2017.

•	Free Cash Flow (a non-IFRS measure) was £28.7 million for the fiscal year ended June 30, 2018 compared to free cash flow of £11.2 million for the fiscal year ended June 30, 2017.
As of June 30, 2018, Endava had cash and cash equivalents of £15.0 million, compared to £23.6 million at the end of June 30, 2017. Net borrowings at June 30, 2018 were £4.7 million compared to £5.8 million at June 30, 2017. On completion of the IPO Endava received £40.2m net proceeds which has been partially used to repay all amounts outstanding on our bank facility.
OTHER METRICS FOR THE QUARTER ENDED JUNE 30TH, 2018:

•	Headcount reached 4,819 with 4,340 average operational employees as of the quarter ended June 30, 2018.

•	Number of clients with over £1 million in spend grew to 46 on a rolling twelve months basis compared to 34 at June 30, 2017.

•	Top 10 clients accounted for 39% of revenue down from 47% as of the quarter ended June 30, 2017.

•
By geographic region, 26% of revenue was generated in North America, 31% was generated in Europe and 43% was generated in the United Kingdom as of the quarter ended June 30, 2018. This compares to 15% in North America, 34% in Europe and 51% in the United Kingdom as of the quarter ended June 30, 2017.

•
Revenue by sector was as follows for the three months ended June 30, 2018 on a rolling 12 Months basis, Payments and Financial Services 53%, TMT 28% and Other 19%. This compares to Payments and Financial Services 60%, TMT 28% and Other 12% for the three months ended June 30, 2017.

OTHER METRICS FOR THE FISCAL YEAR ENDED JUNE 30, 2018:

•	Headcount reached 4,819 with 3,957 average operational employees for the fiscal year ended June 30, 2018.

•	Top 10 clients accounted for 42% of total revenue down from 49% for the fiscal year ended June 30, 2017.
_________________________
4 Free cash flow is the Company’s net cash from (used in) operating activities, plus grants received, less purchases and non-current tangible and intangible assets.

Q4FY18 & FULL YEAR FY18 REPORTING

•
By geographic region, 21% of revenue was generated in North America, 34% was generated in Europe and 45% was generated in the United Kingdom as of the fiscal year ended June 30, 2018. This compares to 16% in North America, 34% in Europe and 50% in the United Kingdom as of fiscal year ended June 30, 2017.

•
Revenue by sector was as follows for the fiscal year ended June 30, 2018, Payments and Financial Services 57%, TMT 28% and Other 15%. This compares to Payments and Financial Services 57%, TMT 31% and Other 12% for the fiscal year ended June 30, 2017.

FOURTH QUARTER 2018 BUSINESS HIGHLIGHTS:
Endava opened a new Delivery Unit in Timisoara, Romania in May of this year. Timisoara is one of the four major university towns in Romania and the only one where Endava did not yet have a presence.
OUTLOOK:
Given the timing of the reporting for the quarter, the company is unable to provide outlook guidance for the first quarter of fiscal 2019 and for the fiscal year ended June 30, 2019. However, the company plans to provide guidance for both the second quarter of fiscal 2019 and for the fiscal year ended June 30, 2019 when it reports its first quarter of fiscal 2019 results.
CONFERENCE CALL DETAILS:
The company will host a conference call at 8:00 am EST today to review the fourth quarter and the fiscal year 2018 results. To participate in Endava’s fourth quarter and fiscal year 2018 earnings conference call, please dial in at least five minutes prior to the scheduled start time (866) 393-4306 or (734) 385-2616 for international participants, Conference ID 8178518.
Investors may listen to the call on Endava’s Investor Relations website at http://investors.Endava.com. The webcast will be recorded and available for replay until Friday October 26, 2018.
ABOUT ENDAVA PLC:
Endava is a leading next-generation technology services provider and helps accelerate disruption by delivering rapid evolution to enterprises. Using Distributed Enterprise Agile at scale, Endava collaborates with its clients, seamlessly integrating with their teams, catalysing ideation and delivering robust solutions. Endava helps its clients become digital experience-driven businesses by assisting them in their journey from idea generation to development and deployment of products, platforms and solutions. It services clients in the following industries: Payments, Financial Services, TMT, Consumer Products, Logistics and Healthcare. Endava had 4,819 employees as of June 30, 2018 located in offices in North America and Western Europe and delivery centres in Romania, Moldova, Bulgaria, Serbia, Macedonia, Argentina, Uruguay, Venezuela, and Colombia.

Q4FY18 & FULL YEAR FY18 REPORTING

NON-IFRS FINANCIAL INFORMATION:
To supplement Endava’s Group Statement of Comprehensive Income and Group Balance Sheet presented in accordance with IFRS, the company uses non-IFRS measures of certain components of financial performance. These measures include: revenue in constant currency, adjusted profit before tax, adjusted profit attributable to shareholders and free cash flow, Revenue growth rate at constant currency is calculated by translating revenue from entities reporting in foreign currencies into British Pounds using the comparable foreign currency exchange rates from the prior period. For example, the average rates in effect for the fiscal year ended June 30, 2017 were used to convert revenue for the fiscal year ended June 30, 2018 and the revenue for the comparable prior period.
Free cash flow is the Company’s net cash from (used in) operating activities, plus grants received, less purchases of non-current tangible and intangible assets and plus initial public offering expenses paid. Adjusted profit before tax is the company’s profit before taxes adjusted to exclude the impact of share-based compensation expense, amortization of acquired intangible assets, realized and unrealized foreign currency exchange gains and losses and initial public offering expenses incurred
In order for Endava’s investors to be better able to compare its current results with those of previous periods, the company has shown a reconciliation of IFRS to non-IFRS financial measures. Management believes these measures help illustrate underlying trends in the company's business and uses the measures to establish budgets and operational goals, communicated internally and externally, for managing the company's business and evaluating its performance. Endava believes the presentation of its non-IFRS financial measures enhances an investor’s overall understanding of the company’s historical financial performance. The presentation of the company’s non-IFRS financial measures is not meant to be considered in isolation or as a substitute for the company’s financial results prepared in accordance with IFRS, and its non-IFRS measures may be different from non-IFRS measures used by other companies.

INVESTOR CONTACT:
Endava Plc
Laurence Madsen, Investor Relations Manager
Investors@endava.com

Q4FY18 & FULL YEAR FY18 REPORTING

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	TWELVE MONTHS ENDED JUNE 30		THREE MONTHS ENDED JUNE 30
	2018 £’000	2017 £’000	2018 £’000	2017 £’000
REVENUE	217,613	159,368	61,473	43,046
Cost of sales	(145,443)	(108,760)	(40,058)	(29,125)
Direct cost of sales	(132,775)	(98,853)	(36,671)	(26,161)
Allocated cost of sales	(12,668)	(9,907)	(3,387)	(2,964)
GROSS PROFIT	72,170	50,608	21,415	13,921
Selling, general and administrative expenses	(46,737)	(27,551)	(14,982)	(7,558)
OPERATING PROFIT	25,433	23,057	6,433	6,363
Net Finance (expense) / income	(783)	(1,357)	247	(842)
PROFIT BEFORE TAX	24,650	21,700	6,680	5,521
Tax on profit on ordinary activities	(5,675)	(4,868)	(1,782)	(1,239)
PROFIT FOR THE PERIOD AND PROFIT ATTRIBUTABLE TO OWNERS OF THE PARENT	18,975	16,832	4,898	4,282
EARNINGS PER SHARE:
Weighted average number of shares outstanding	45,100,165	45,258,750	45,100,165	45,133,500
Weighted average number of shares outstanding - Diluted	50,426,216	49,292,520	51,266,396	49,175,768
Basic EPS	0.42	0.37	0.11	0.09
Diluted EPS	0.38	0.34	0.10	0.09

Q4FY18 & FULL YEAR FY18 REPORTING

CONSOLIDATED BALANCE SHEET

	June 30, 2018 £’000	June 30, 2017 £’000
ASSETS – NON CURRENT
Goodwill	41,062	16,198
Intangible assets	30,787	16,029
Property, plant and equipment	8,584	7,486
Deferred tax asset	2,488	867
Other assets -Non-current financial assets	—	14
TOTAL	82,921	40,594
ASSETS - CURRENT
Inventories	16	62
Trade and other receivables	52,352	41,494
Corporation tax receivable	677	661
Cash and cash equivalents	15,048	23,571
TOTAL	68,093	65,788
TOTAL ASSETS	151,014	106,382
LIABILITIES - CURRENT
Borrowings	19,744	29,402
Trade and other payables	40,243	24,358
Corporation tax payable	1,488	1,000
Contingent consideration	5,259	—
Deferred consideration	4,401	—
TOTAL	71,135	54,760
LIABILITIES - NON-CURRENT
Borrowings	20	63
Contingent consideration	7,251	—
Deferred tax liability	2,832	2,586
Other liabilities	277	253
TOTAL	10,380	2,902

Q4FY18 & FULL YEAR FY18 REPORTING

CONSOLIDATED BALANCE SHEET (CONTINUED)

	June 30, 2018 £’000	June 30, 2017 £’000
EQUITY
Share capital	996	996
Share premium	2,678	2,678
Merger relief reserve	4,430	4,430
Retained earnings	59,260	38,072
Other reserves	4,410	4,819
Investment in own shares	(2,275)	(2,275)
TOTAL	69,499	48,720
TOTAL LIABILITIES AND EQUITY	151,014	106,382

Q4FY18 & FULL YEAR FY18 REPORTING

CONSOLIDATED CASH FLOW STATEMENT

	TWELVE MONTHS ENDED JUNE 30		THREE MONTHS ENDED JUNE 30
	2018 £’000	2017 £’000	2018 £’000	2017 £’000
Operating activities
Profit for the year	18,975	16,832	4,898	4,282
Income tax charge	5,675	4,868	1,782	1,239
Adjustments	6,249	3,519	1,796	1,171
Tax paid	(5,608)	(5,471)	(1,920)	(1,650)
UK research & development credit received	1,854	—	—	—
Net changes in working capital	6,839	(5,008)	7,054	5,910
Net cash from operating activities	33,984	14,740	13,610	10,952
Investing activities
Purchase of non-current assets (tangibles and intangibles)	(5,483)	(6,372)	(1,803)	(2,954)
Proceeds / (Loss) from disposal of non-current assets	79	(106)	77	(106)
Acquisition of business / subsidiaries, consideration in cash	(28,765)	(13,807)	(1,089)	(810)
Cash and cash equivalents acquired with subsidiaries	2,342	768	89	—
Interest received	35	18	5	4
Net cash used in investing activities	(31,792)	(19,499)	(2,721)	(3,866)
Financing activities
Proceeds from borrowings	26,462	17,007	3,483	10
Repayment of borrowings	(36,768)	(3,462)	(8,674)	(104)
Grant received	147	2,924	—	2,924
Interest paid	(573)	(391)	(160)	(93)
Dividends paid	—	—	—	—
Purchase of own shares	—	(1,240)	—	(176)
Net cash from/(used in) financing activities	(10,732)	14,838	(5,351)	2,561
Net change in cash and cash equivalents	(8,540)	10,079	5,538	9,647
Cash and cash equivalents at the beginning of the year	23,571	12,947	9,462	14,023
Exchange differences on cash and cash equivalents	17	545	48	(99)
Cash and cash equivalents at the end of the year	15,048	23,571	15,048	23,571

Q4FY18 & FULL YEAR FY18 REPORTING

ENDAVA PLC RECONCILIATION OF ADJUSTED FINANCIAL MEASURES TO COMPARABLE IFRS FINANCIAL MEASURES
(GBP IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
RECONCILIATION OF REVENUE GROWTH AT CONSTANT CURRENCY TO REVENUE GROWTH AS REPORTED UNDER IFRS:

	TWELVE MONTHS ENDED JUNE 30		THREE MONTHS ENDED JUNE 30
	2018 £’000	2017 £’000	2018 £’000	2017 £’000
REVENUE GROWTH AS REPORTED	36.5%	38.1%	42.8%	34.5%
Foreign exchange rates impact	0.7%	(9.60)%	1.4%	(6.60)%
REVENUE GROWTH AT CONSTANT CURRENCY [1]	37.2%	28.5%	44.2%	27.9%

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1 Revenue growth rate at constant currency is calculated by translating revenue from entities reporting in foreign currencies into British Pounds using the comparable foreign currency exchange rates from the prior period.

Q4FY18 & FULL YEAR FY18 REPORTING

RECONCILIATION OF ADJUSTED FINANCIAL MEASURES TO COMPARABLE IFRS FINANCIAL MEASURES
RECONCILIATION OF ADJUSTED PROFIT AFTER TAX

	TWELVE MONTHS ENDED JUNE 30		THREE MONTHS ENDED JUNE 30
	2018 £’000	2017 £’000	2018 £’000	2017 £’000
PROFIT BEFORE TAX	24,650	21,700	6,680	5,521
Adjustments:
Share-based compensation expense	1,505	854	479	178
Amortisation of acquired intangible assets	2,653	1,715	849	459
Foreign currency exchange (gains) losses, net	17	967	(528)	755
Initial public offering expenses incurred	4,643	—	2,171	—
Total adjustments	8,818	3,537	2,971	1,392
ADJUSTED PROFIT BEFORE TAX	33,468	25,236	9,651	6,913
PROFIT AFTER TAX	18,975	16,832	4,898	4,282
Adjustments:
Adjustments to PBT	8,818	3,537	2,971	1,392
Tax impact of adjustments	(976)	(586)	(231)	(221)
ADJUSTED PROFIT AFTER TAX [2]	26,817	19,783	7,638	5,453
Diluted EPS (£)	0.38	0.34	0.10	0.09
ADJUSTED DILUTED EPS (£)	0.53	0.40	0.15	0.11

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2 Adjusted PAT is our profit after taxes adjusted to exclude the impact of share-based compensation expense, amortization of acquired intangible assets, realized and unrealized foreign currency exchange gains and losses and initial public offering expenses incurred (all of which are non-cash other than realized foreign currency exchange gains and losses and initial public offering expenses) and the tax impact of these adjustments.

Q4FY18 & FULL YEAR FY18 REPORTING

SHARE BASED COMPENSATION EXPENSE

	TWELVE MONTHS ENDED JUNE 30		THREE MONTHS ENDED JUNE 30
	2018 £’000	2017 £’000	2018 £’000	2017 £’000
Direct cost of sales	1,006	560	320	112
Selling, general and administrative expenses	499	294	159	66
Total	1,505	854	479	178

Q4FY18 & FULL YEAR FY18 REPORTING

RECONCILIATION OF ADJUSTED FINANCIAL MEASURES TO COMPARABLE IFRS FINANCIAL MEASURES
RECONCILIATION OF NET CASH FROM OPERATING ACTIVITIES TO FREE CASH FLOW

	TWELVE MONTHS ENDED JUNE 30		THREE MONTHS ENDED JUNE 30
	2018 £’000	2017 £’000	2018 £’000	2017 £’000
NET CASH PROVIDED FROM OPERATING ACTIVITIES	33,984	14,740	13,610	10,952
Adjustments:
Grant received	147	2,924	—	2,924
Purchases of non-current assets (tangible and intangible)	(5,404)	(6,478)	(1,726)	(3,060)
FREE CASH FLOW	28,727	11,186	11,884	10,816

Q4FY18 & FULL YEAR FY18 REPORTING

ENDAVA PLC SUPPLEMENTARY INFORMATION (UNAUDITED)

	TWELVE MONTHS ENDED JUNE 30		THREE MONTHS ENDED JUNE 30
	2018	2017	2018	2017
TOTAL CLOSING NUMBER OF EMPLOYEES	4,819	3,744	4,819	3,744
AVERAGE OPERATIONAL EMPLOYEES	3,957	3,181	4,340	3,380
TOP 10 CUSTOMERS %	42%	49%	39%	47%
NUMBER OF CLIENTS WITH > £1M OF REVENUE (ROLLING 12 MONTHS)	46	34	46	34
GEOGRAPHIC SPLIT OF REVENUE %
North America	21%	16%	26%	15%
Europe	34%	34%	31%	34%
UK	45%	50%	43%	51%
	100%	100%	100%	100%
INDUSTRY VERTICAL SPLIT OF REVENUE %
Payments and Financial Services	57%	57%	53%	60%
TMT	28%	31%	28%	28%
Other	15%	12%	19%	12%
	100%	100%	100%	100%

Q4FY18 & FULL YEAR FY18 REPORTING

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME - TRANSLATED INTO $

	Twelve Months Ended June 30		Three Months Ended June 30
	2018 $’000[3]	2017 $’000[4]	2018 $’000[5]	2017 $’000[6]
REVENUE	293,255	202,158	83,708	55,021
Cost of sales	(195,999)	(137,962)	(54,547)	(37,228)
Direct cost of sales	(178,928)	(125,395)	(49,935)	(33,439)
Allocated cost of sales	(17,071)	(12,567)	(4,612)	(3,789)
GROSS PROFIT	97,256	64,196	29,161	17,794
Selling, general and administrative expenses	(62,983)	(34,948)	(20,401)	(9,661)
OPERATING PROFIT	34,274	29,248	8,760	8,133
Net Finance (expense) / income	(1,055)	(1,721)	336	(1,076)
PROFIT BEFORE TAX	33,218	27,526	9,096	7,057
Tax on profit on ordinary activities	(7,648)	(6,175)	(2,427)	(1,584)
PROFIT FOR THE PERIOD AND PROFIT ATTRIBUTABLE TO OWNERS OF THE PARENT	25,571	21,351	6,670	5,473
EARNINGS PER SHARE:
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	45,100,165	45,258,750	45,100,165	45,133,500
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING - DILUTED	50,426,216	49,292,520	51,266,396	49,175,768
BASIC EPS	0.57	0.47	0.15	0.12
DILUTED EPS	0.51	0.43	0.14	0.12

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3 Translated solely for convenience into dollars at the rate of £1.00=$1.3476
4 Translated solely for convenience into dollars at the rate of £1.00=$1.2685.
5 Translated solely for convenience into dollars at the rate of £1.00=$1.3617.
6 Translated solely for convenience into dollars at the rate of £1.00=$1.2782.